UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PROSPER MARKETPLACE, INC.
(Name of Subject Company (Issuer))

PROSPER MARKETPLACE, INC.
(Issuer)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

SERIES A PREFERRED STOCK, $0.01 PAR VALUE

SERIES B PREFERRED STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Sachin Adarkar, Esq.
General Counsel and Chief Compliance Officer
101 Second Street, 15th Floor
San Francisco, California 94105
(415) 593-5433

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Keir D. Gumbs
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004-2401
Tel: (202) 662-6000

Transaction Valuation(1)	CALCULATION OF FILING FEE	Amount of Filing Fee(2)
$19,999,990.52		$2,576.00

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon the purchase of 1,392,757 outstanding shares of Series A Preferred Stock and Series B Preferred Stock, in the aggregate, at the maximum tender offer price of $14.36 per share.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,576.00	Filing Party: Prosper Marketplace, Inc.
Form of Registration No.: Schedule TO-I	Date Filed: June 18, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐ ☐

SCHEDULE TO

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (together with Amendment No. 1, this Amendment No. 2 and any other amendments and supplements thereto, collectively constitute the “Schedule TO”) amends and supplements the offer by Prosper Marketplace, Inc., a Delaware corporation (“Prosper” or the “Company”), to purchase up to 1,392,757 shares, in the aggregate, of its Series A Preferred Stock, par value $0.01 per share, and Series B Preferred Stock, par value $0.01 per share (collectively, the “Shares”), or such lesser number of Shares as are properly tendered and not properly withdrawn, at a price equal to $14.36 per Share, net to the seller in cash, without interest. Prosper’s offer is being made upon the terms and subject to the conditions set forth in the offer to purchase for cash dated June 18, 2014 (as may be amended and supplemented, the “Offer to Purchase”), and in the related letter of transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). The information contained in the Offer is incorporated herein by reference in response to all of the items of this Schedule TO as described below.

The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference in response to Items 1 through 10 of the Schedule TO, and is amended and supplemented by the information specifically set forth in this Amendment No. 2.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The information set forth under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements.”) in the Offer to Purchase  is hereby amended and supplemented by inserting the following bullet points after the last bullet point under the subheading “Arrangements with Affiliates, Directors and Executive Officers.”

•	We entered into an Amended and Restated Investors’ Rights Agreement by and among Prosper and the persons and entities listed on Exhibit A thereto, dated May 15, 2014 (the “Investors’ Rights Agreement”). Under the Investors’ Rights Agreement, Prosper is precluded from acquiring a charter for a banking institution or otherwise directly or indirectly acquiring control of any entity that is a banking institution or that directly or indirectly controls a banking institution without prior approval of Agilus Ventures, Accel Partners, Benchmark Capital, Meritech Capital Partners III L.P., Meritech Capital Affiliates III L.P., Duff Ackerman & Goodrich Ventures, Crosslink Capital, Draper Fisher Jurvetson Elected Funds, IDG-Accel China Growth Fund III, L.P., SC Prosper Holdings LLC, entities affiliated with BlackRock and Francisco Partners III, L.P.. In addition, the Investors’ Rights Agreement includes provisions granting limited “board observer” rights to each of SC Prosper Holdings LLC and Institutional Venture Partners XIV, L.P. so long as each investor holds at least 100,000 shares of Prosper preferred stock.

•	We entered into an Amended and Restated Voting Agreement, dated May 15, 2014, by and among Prosper and the entities listed on Exhibit A thereto and the persons listed on Exhibit B thereto (the “Voting Agreement”). Under the Voting Agreement, Prosper’s founders and the parties to the Voting Agreement agreed to vote all shares of Prosper’s voting securities owned by them in such manner as may be necessary to elect (and maintain in office) a Board of Directors consisting of seven members, consisting of: (i) one director designated by Francisco Partners III, LP so long as at least 1,000,000 shares of Series C Preferred are held by Francisco Partners III, LP, (ii) one director designated by SC Prosper Holdings LLC for so long as at least 1,000,000 shares of Series A Preferred are held by SC Prosper Holdings LLC, (iii) one director designated by the holders of a majority of the total number of shares of Series A-1 Preferred for so long as at least 1,000,000 shares of Series A-1 Preferred are outstanding, (iv) one director designated by the chief executive officer of Prosper (the “CEO”), (v) two directors who have no affiliation with any officer, director or stockholder of Prosper designated by the holders of Common Stock, Series A Preferred, Series B Preferred and Series C Preferred, voting together as a single class on an as-converted basis; provided that, notwithstanding the foregoing, Rajeev Date shall be permitted to serve as an independent director despite any affiliation with one or more stockholders of Prosper, and (vi) Prosper’s CEO.

•	The Voting Agreement also provides that the Voting Agreement may not be amended, waived, discharged or terminated other than by a written instrument referencing the Voting Agreement that is signed by (i) Prosper and (ii) the holders of at least sixty percent (60%) of the voting power of the outstanding shares of Prosper’s preferred stock; provided, however, that the provisions granting Francisco Partners III, LP the right to designate a director may not be amended, waived, discharged or terminated without the consent of Francisco Partners III, LP; the provisions granting SC Prosper Holdings LLC the right to designate a director may not be amended, waived, discharged or terminated without the consent of SC Prosper Holdings LLC; the provisions granting Series A-1 Preferred the right to designate a director may not be amended, waived, discharged or terminated without the consent of the holders of a majority in interest of the outstanding shares of Series A-1 Preferred; and the provisions relating to the designation of two independent directors may not be amended, waived, discharged or terminated, unless such amendment is solely to permit an additional series of preferred stock to vote on Prosper’s independent directors or to increase the number of independent directors, without the consent of the holders of a majority in interest of the outstanding shares of each of the Series A Preferred, Series B Preferred and Series C Preferred.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(d)(11)
Stock Purchase Agreement, dated January 14, 2013, with Stephan Vermut, Ronald Suber, James Breyer, Aaron Vermut, Accel Partners, Agilus Ventures, Benchmark Capital Partners, Crosslink Capital, DAG Ventures, Draper Fisher Jurvetson, IDG Capital Partners, Meritech Capital Partners and Sequoia Capital, and/or affiliates of each of the foregoing.

(d)(12)
Stock Purchase Agreement, dated September 23, 2013, with Omidyar Network, Draper Fisher Jurvetson, IDG Capital Partner, Accel Partners, BlackRock, Garrison and Sequoia Capital, and/or affiliates of each of the foregoing.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROSPER MARKETPLACE, INC.

By:	/s/ Sachin Adarkar
Name: Sachin Adarkar
Title: General Counsel & Secretary

Dated: July 10, 2014

INDEX TO EXHIBITS

Exhibit Number	Description of Document

(a)(1)(i)	Offer to Purchase, dated June 18, 2014.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter dated June 18, 2014, from Aaron Vermut, Chief Executive Officer of Prosper Marketplace, Inc.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	None.
(d)(1)
Asset Transfer Agreement, dated January 22, 2013, between Prosper Marketplace, Inc. and Prosper Funding LLC (incorporated by reference to Exhibit 2.1 of Prosper and Prosper Funding’s Current Report on Form 8-K, filed on January 28, 2013)

(d)(2)
Administration Agreement between Prosper Funding LLC and Prosper Marketplace, Inc. (incorporated by reference to Exhibit 10.1 of PMI and Prosper Funding’s Current Report on Form 8-K, filed on January 28, 2013)

(d)(3)
Amendment No. 1 to Administration Agreement between Prosper Funding LLC and Prosper Marketplace, Inc., dated January 1, 2014 (incorporated by reference to Exhibit 10.1 to Prosper’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2014)

(d)(4)
Indemnification Agreement, dated January 15, 2013, between Prosper Marketplace, Inc. and Patrick Grady (incorporated by reference to Exhibit 10.20 of Prosper’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2014)

(d)(5)
Indemnification Agreement, dated July 18, 2013, between Prosper Marketplace, Inc. and Rajeev V. Date (incorporated by reference to Exhibit 10.21 of Prosper’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2014)

(d)(6)
Schedule of Prosper Marketplace, Inc. Officer and Director Indemnification Agreements (included as Exhibit A in Exhibit d(4)) (incorporated by reference to Exhibit 10.22 of Prosper’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2014)

(d)(7)	Amended and Restated Investors’ Rights Agreement, dated May 15, 2014, by and among Prosper and the persons and entities listed on Exhibit A thereto (1)
(d)(8)	Amended and Restated Voting Agreement, dated May 15, 2014, by and among Prosper and the entities listed on Exhibit A thereto and the persons listed on Exhibit B thereto
(d)(9)	Amended and Restated Right of First Refusal and Co-Sale Agreement, dated May 15, 2014, by and among Prosper and the individuals and entities listed on Exhibit A thereto and Exhibit B thereto (1)
(d)(10)	Stock Purchase Agreement, dated May 1, 2014, with FS Venture Capital LLC, Francisco Partners and/or its affiliates. (1)
(d)(11)
Stock Purchase Agreement, dated January 14, 2013, with Stephan Vermut, Ronald Suber, James Breyer, Aaron Vermut, Accel Partners, Agilus Ventures, Benchmark Capital Partners, Crosslink Capital, DAG Ventures, Draper Fisher Jurvetson, IDG Capital Partners, Meritech Capital Partners and Sequoia Capital, and/or affiliates of each of the foregoing. (1)

(d)(12)
Stock Purchase Agreement, dated September 23, 2013, with Omidyar Network, Draper Fisher Jurvetson, IDG Capital Partner, Accel Partners, BlackRock, Garrison and Sequoia Capital, and/or affiliates of each of the foregoing. (1)

(1) Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment under Rule 406 of the Securities Act.